Exhibit 1.01

Deswell Industries, Inc.

Summary of findings

Number of suppliers that provide materials that are likely to contain 3TGs/Conflict Minerals	64

	Number	As a % of the selected suppliers’ purchase volume
Response received	56	87.5%

	Number of suppliers	Number of suppliers sourced from Covered Country
Tantalum	4	0
Tin	33	0
Gold	31	0
Tungsten	10	0

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